   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 11, 1997
                                                      Registration No. 333-33817
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                              AMENDMENT NO. 8

                                       TO
                                    FORM S-2

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------

                             ALLIANCE IMAGING, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------

         DELAWARE                    8099                    33-0239910
     (STATE OR OTHER          (PRIMARY STANDARD               (I.R.S.
       JURISDICTION        INDUSTRIALCLASSIFICATION    EMPLOYERIDENTIFICATION
    OFINCORPORATION OR           CODE NUMBER)                 NUMBER)
      ORGANIZATION)

                                ---------------

                    1065 NORTH PACIFICENTER DRIVE, SUITE 200
                           ANAHEIM, CALIFORNIA 92806
                                 (714) 688-7100
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                      ROYAL MEDICAL HEALTH SERVICES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------

       PENNSYLVANIA                  8099                    25-1738355
     (STATE OR OTHER          (PRIMARY STANDARD               (I.R.S.
       JURISDICTION        INDUSTRIALCLASSIFICATION    EMPLOYERIDENTIFICATION
    OFINCORPORATION OR           CODE NUMBER)                 NUMBER)
      ORGANIZATION)

                                ---------------

                    1065 NORTH PACIFICENTER DRIVE, SUITE 200
                           ANAHEIM, CALIFORNIA 92806
                                 (714) 688-7100
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                        ALLIANCE IMAGING OF OHIO, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------

         DELAWARE                    8099                    33-0768045
     (STATE OR OTHER          (PRIMARY STANDARD               (I.R.S.
       JURISDICTION        INDUSTRIALCLASSIFICATION    EMPLOYERIDENTIFICATION
    OFINCORPORATION OR           CODE NUMBER)                 NUMBER)
      ORGANIZATION)

                                ---------------

                   1065 NORTH PACIFICENTER DRIVE, SUITE 200
                           ANAHEIM, CALIFORNIA 92806
                                (714) 688-7100
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                      ALLIANCE IMAGING OF MICHIGAN, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------

         DELAWARE                    8099                    33-0779723
     (STATE OR OTHER          (PRIMARY STANDARD               (I.R.S.
       JURISDICTION        INDUSTRIALCLASSIFICATION    EMPLOYERIDENTIFICATION
    OFINCORPORATION OR           CODE NUMBER)                 NUMBER)
      ORGANIZATION)

                                ---------------

                   1065 NORTH PACIFICENTER DRIVE, SUITE 200
                           ANAHEIM, CALIFORNIA 92806
                                (714) 688-7100
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                   ALLIANCE IMAGING OF CENTRAL GEORGIA, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------

         GEORGIA                     8099                    33-0606074
     (STATE OR OTHER          (PRIMARY STANDARD               (I.R.S.
       JURISDICTION        INDUSTRIALCLASSIFICATION    EMPLOYERIDENTIFICATION
    OFINCORPORATION OR           CODE NUMBER)                 NUMBER)
      ORGANIZATION)

                                ---------------

                   1065 NORTH PACIFICENTER DRIVE, SUITE 200
                           ANAHEIM, CALIFORNIA 92806
                                (714) 688-7100
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

    MR. RICHARD N. ZEHNER, CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                   1065 NORTH PACIFICENTER DRIVE, SUITE 200
                           ANAHEIM, CALIFORNIA 92806
                                (714) 688-7100
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                ---------------

                                WITH COPIES TO:

  ANTHONY T. ILER, ESQ.      JOHN J. SUYDAM, ESQ.       JAMES J. CLARK, ESQ.
   IRELL & MANELLA LLP        O'SULLIVAN GRAEV &      CAHILL GORDON & REINDEL
  333 SOUTH HOPE STREET         KARABELL, LLP              80 PINE STREET
        SUITE 3300           30 ROCKEFELLER PLAZA     NEW YORK, NEW YORK 10005
 LOS ANGELES, CALIFORNIA   NEW YORK, NEW YORK 10112        (212) 701-3000
          90071                 (212) 408-2400
      (213) 620-1555

                                ---------------


       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                EXPLANATORY NOTE

  This Amendment No. 8 to the Registration Statement on Form S-2 (File No. 333-33817) of Alliance Imaging, Inc. consists solely of the filing of Exhibit 5.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee.

      SEC registration fee.........................................  $   51,515
      NASD filing fee..............................................      17,500
      Blue sky fees and expenses...................................      65,000
      Printing and engraving expenses..............................     700,000
      Legal fees and expenses......................................   1,100,000
      Accounting fees and expenses.................................     400,000
      Trustee fees and expenses....................................      10,000
      Miscellaneous................................................      55,985
                                                                     ----------
        Total......................................................  $2,400,000
                                                                     ==========

--------
* To be provided by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Company's Restated Certificate of Incorporation, By-Laws and indemnification agreements with officers and directors provide for indemnification to the full extent permitted by the laws of the State of Delaware against and with respect to threatened, pending or completed actions, suits or proceedings arising from or alleged to arise from, a party's actions or omissions as a director, officer, employee or agent of the Company or of any other corporation, partnership, joint venture, trust or other enterprise which has served in such capacity at the request of the Company if such acts or omissions occurred or were or are alleged to have occurred, while said party was a director or officer of the Company; provided, however, the Company shall not indemnify any director or officer in an action against the Company unless the Company shall have consented to such action. Generally, under Delaware law, indemnification will only be available where an officer or director can establish that he/she acted in good faith and in a manner which was reasonably believed to be in or not opposed to the best interests of the Company.

  Section 145 of the Delaware Law provides that a corporation may indemnify a director, officer, employee or agent made a party to an action by reason of the fact that such person was a director, officer, employee or agent of the corporation or was serving at the request of the corporation against expenses actually incurred by such person in connection with such action if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interest of the corporation with respect to any criminal action, and had no reasonable cause to believe his conduct was unlawful. Delaware Law does not permit a corporation to eliminate a director's duty of care, and the provisions of the Company's Amended and Restated Certificate of Incorporation have no effect on the availability of equitable remedies such as injunction or rescission, based upon a director's breach of the duty of care. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions and agreements, the Company has been informed that in the opinion of the Staff of the Securities and Exchange Commission such indemnification is against policy as expressed in the Securities Act and is therefore unenforceable.

  Reference is made to the form of Underwriting Agreement filed as Exhibit 1 to this Registration Statement, which provides for indemnification of the directors and officers of the Company signing the Registration Statement and certain controlling persons of the Company against certain liabilities, including those arising under the Securities Act, in certain instances by the Underwriters.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits

EXHIBIT NO.  NOTE                             EXHIBIT DESCRIPTION
-----------  ----  --------------------------------------------------------------------------
  1          (14)  Form of Underwriting Agreement.
 2.1         (10)  Agreement and Plan of Merger dated as of July 23, 1997 between Alliance and Newport Investment LLC (the "Recapitalization Merger Agreement").
 2.2         (11)  Amendment No. 1 dated as of August 13, 1997 to the Recapitalization Merger
                   Agreement.
 2.3         (11)  Amendment No. 2 dated as of October 13, 1997 to the Recapitalization
                   Merger Agreement.
 2.4         (11)  Amendment No. 3 dated as of November 10, 1997 to the Recapitalization
                   Merger Agreement.
 2.5         (11)  Guaranty Letter dated July 22, 1997, from AIF III to Alliance.
 3.1         (14)  Form of Amended and Restated Certificate of Incorporation of Alliance.
 3.2         (14)  By-Laws of Alliance, as amended.
 4.1         (14)  Form of Indenture for the    % Senior Subordinated Notes due 2005 and the
                   Senior Subordinated Floating Rate Notes due 2005 (including the Forms of
                   Notes as Exhibits A and B thereto) between the Company and IBJ Schroder
                   Bank & Trust Company, as trustee.
 4.2         (14)  Form of Guarantee of the Notes.
  5          (12)  Opinion of O'Sullivan Graev & Karabell, LLP.
 9.1          (1)  Amended and Restated Voting Trust Agreement between Donaldson, Lufkin &
                   Jenrette Capital Corporation and Meridian Trust Company dated December 29,
                   1988.
10.1         (10)  Stockholder Agreement dated as of July 23, 1997 among Newport Investment
                   LLC and the stockholders of Alliance party thereto.
10.2          (4)  Registration Rights Agreement dated as of December 31, 1994 among the
                   Registrant, the Senior Noteholders and the Senior Subordinated
                   Debentureholders.
10.3          (7)  Amended and Restated 1991 Stock Option Plan of Alliance, including forms of agreement used thereunder.
10.4          (1)  Form of Indemnification Agreement between Alliance and its directors and/or officers.
10.5          (2)  Georgia Magnetic Imaging Center, Ltd. Limited Partnership Agreement dated as of March 22, 1985.
10.6          (2)  Amendment to Georgia Magnetic Imaging Center, Ltd., Limited Partnership
                   Agreement, dated as of July 1, 1993.
10.7          (3)  Employment Agreement dated as of September 9, 1993 between Alliance and
                   Terry A. Andrues.
10.8          (3)  Employment Agreement dated as of September 9, 1993 between Alliance and
                   Jay A. Mericle.
10.9          (9)  Amended and Restated Employment Agreement dated as of May 15, 1997 between
                   Alliance and Terrence M. White.
10.10         (3)  Employment Agreement dated as of June 6, 1994 between Alliance and Neil M.
                   Cullinan.
10.11         (3)  Employment Agreement dated as of June 6, 1994 between Alliance and Cheryl
                   A. Ford.
10.12         (5)  Employment Agreement dated July 7, 1995 between Alliance and Michael W.
                   Grismer.
10.13        (14)  Employment Agreement dated as of July 23, 1997 between Alliance and
                   Richard N. Zehner.
10.14        (14)  Employment Agreement dated as of July 23, 1997 between Alliance and
                   Vincent S. Pino.
10.15        (14)  Agreement Not to Compete dated as of July 23, 1997 among Newport
                   Investment LLC, Alliance, Richard N. Zehner and Vincent S. Pino.
10.16         (9)  Amended and Restated Long-Term Executive Incentive Plan dated as of July
                   22, 1997.

10.17   (6) Agreement and Plan of Merger, dated as of April 16, 1996, among Alliance,
            Alliance Imaging of Pennsylvania, Inc. and Royal Medical Health Services
            Inc.
10.18   (6) Acquisition Agreement, among Alliance, A&M Trucking Inc. and each of Mark
            J. Graham and Albert F. Calfo, II, dated April 16, 1996.
10.19   (8) Stock Purchase Agreement, dated as of March 25, 1997, between Alliance and
            General Electric Company.
10.20  (14) Form of Credit Agreement.
10.21  (15) Acquisition Agreement dated as of October 17, 1997 among Medical
            Consultants Imaging Corp., Bondcat Corp., Chip-Cat Corp., Medical
            Consultants Scanning Systems,
            Inc., Alliance Imaging of Ohio, Inc., Alliance Imaging of Michigan, Inc.,
            and Alliance Imaging, Inc.
 11    (14) Statement of Computation of Per Share Earnings.
12.1   (11) Statement of Computation of Earnings to Fixed Charges.
 21    (11) List of Subsidiaries.
23.1   (14) Consent of Ernst & Young LLP.
23.3        Consent of O'Sullivan Graev & Karabell, LLP (included in Exhibit 5).
23.4   (14) Consent of industry consultant.
24.1   (14) Power of Attorney.
 25    (14) Statement of Eligibility of IBJ Schroder Bank & Trust Company.
27.1   (14) Financial Data Schedule.

--------
 (1) Incorporated by reference herein to the indicated exhibits filed in response to Item 16, "Exhibits" of Alliance's Registration Statement on Form S-1, No. 33-40805, initially filed on May 24, 1991.
 (2) Incorporated by reference herein to the indicated exhibits filed in response to Item 6(a), "Exhibits" of Alliance's Quarterly Report on Form 10-Q for the quarter ended September 30, 1993.
 (3) Incorporated by reference herein to the indicated exhibit filed in response to Item 6(a), "Exhibits" of Alliance's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994.
 (4) Incorporated by reference herein to Exhibit 4.5 filed in response to Item 7, "Exhibits" of Alliance's Form 8-K Current Report dated January 25, 1995.
 (5) Incorporated by reference herein to Exhibit 10.36 filed in response to
     Item 6(a), "Exhibits" of Alliance's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995.
 (6) Incorporated by reference herein to the indicated Exhibit filed in response to Item 6(a), "Exhibits" of Alliance's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.
 (7) Incorporated by reference herein to Exhibits filed with Alliance's Registration Statement on Form S-1, No. 33-40805, initially filed on May 24, 1991 and Alliance's definitive Proxy Statement with respect to its Annual Meeting of Shareholders held May 16, 1996.
 (8) Incorporated by reference herein to the indicated Exhibit in response to
     Item 14(a)(3), "Exhibits" of Alliance's Annual Report on Form 10-K for the year ending December 31, 1996.
 (9) Incorporated by reference to indicated exhibits filed in response to Item 6, "Exhibits" of Alliance's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.
(10) Incorporated by reference herein to the indicated exhibits filed in response to Item 5, "Exhibits" of Alliance's Form 8-K Current Report dated August 1, 1997.
(11) Incorporated by reference to the indicated exhibits filed in response to
     Item 21, "Exhibits" of Alliance's Registration Statement on Form S-4, No 333-33787, initially filed on August 15, 1997.
(12) Filed herewith.
(13) To be filed by amendment.
(14) Previously filed.
(15) Incorporated by reference to the indicated exhibits filed in response to
     Item 6, "Exhibits" of Alliance's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

  (b) Financial Statement Schedules

     Report of Independent Auditors on Financial Statement Schedule
     Schedule II--Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the DGCL, the Certificate of Incorporation and By-laws, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 8 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Anaheim, State of California, on the 11th day of December, 1997.

                                          Alliance Imaging, Inc.

                                          By:      /s/ Terrence M. White
                                            ___________________________________
                                            Name: Terrence M. White
                                            Title:Senior Vice President, Chief
                                                 Financial  Officer and
                                                 Secretary

  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 8 to the Registration Statement has been signed on the 11th day of December, 1997, by the following persons in the capacities indicated:

              SIGNATURE                         TITLE

                                         Chairman of the
                  *                       Board of
-------------------------------------     Directors,
            RICHARD N. ZEHNER             President and
                                          Chief Executive
                                          Officer (Principal
                                          Executive Officer)

                  *                      Executive Vice
-------------------------------------     President, Chief
           VINCENT S. PINO                Operating Officer
                                          and Director

     /s/ Terrence M. White               Senior Vice
-------------------------------------     President, Chief
          TERRENCE M. WHITE               Financial Officer
                                          and Secretary
                                          (Principal
                                          Financial Officer)

                  *                      Controller
-------------------------------------     (Principal
         MICHAEL W. GRISMER               Accounting
                                          Officer)

                  *                      Director
-------------------------------------
          JAMES E. BUNCHER

                  *                      Director
-------------------------------------
          DOUGLAS M. HAYES

                                         Director
-------------------------------------
        ROBERT B. WALEY-COHEN

                  *                      Director
-------------------------------------
           JOHN C. WALLACE

     /s/ Terrence M. White
-------------------------------------
       *BY: TERRENCE M. WHITE
              ATTORNEY-IN-FACT

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 8 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Anaheim, State of California, on the 11th day of December, 1997.

                                          Royal Medical Health Services, Inc.

                                                  /s/ Terrence M. White
                                          By:__________________________________
                                             Name: Terrence M. White
                                             Title:Senior Vice President,
                                                  Chief Financial  Officer and
                                                  Secretary

  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 8 to the Registration Statement has been signed on the 11th day of December, 1997, by the following persons in the capacities indicated:

             SIGNATURES                        TITLE

                  *                       Chairman of the
-------------------------------------      Board of Directors,
            RICHARD N. ZEHNER              President and Chief
                                           Executive Officer
                                           (Principal
                                           Executive Officer)

                  *                       Executive Vice
-------------------------------------      President, Chief
            VINCENT S. PINO                Operating Officer
                                           and Director

        /s/ Terrence M. White             Senior Vice
-------------------------------------      President, Chief
            TERRENCE M. WHITE              Financial Officer,
                                           Secretary and
                                           Director (Principal
                                           Financial Officer)

                  *                       Controller
-------------------------------------      (Principal
            MICHAEL W. GRISMER             Accounting Officer)

        /s/ Terrence M. White
_____________________________________
  *By: Terrence M. White
     Attorney-in-Fact

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 8 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Anaheim, State of California, on the 11th day of December, 1997.

                                          Alliance Imaging of Central Georgia,
                                          Inc.

                                                   /s/ Terrence M. White
                                          By: _________________________________
                                            Name: Terrence M. White
                                            Title:Senior Vice President, Chief
                                                 Financial  Officer and
                                                 Secretary

  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 8 to the Registration Statement has been signed on the 11th day of December, 1997, by the following persons in the capacities indicated:

              SIGNATURE                           TITLE

                  *                       Chairman of the
-------------------------------------      Board of Directors,
          RICHARD N. ZEHNER                President and Chief
                                           Executive Officer
                                           (Principal
                                           Executive Officer)

                  *                       Executive Vice
-------------------------------------      President, Chief
           VINCENT S. PINO                 Operating Officer
                                           and Director

        /s/ Terrence M. White             Senior Vice
-------------------------------------      President, Chief
          TERRENCE M. WHITE                Financial Officer,
                                           Secretary and
                                           Director (Principal
                                           Financial Officer)

                  *                       Controller
-------------------------------------      (Principal
         MICHAEL W. GRISMER                Accounting Officer)

        /s/ Terrence M. White
_____________________________________
  *By: Terrence M. White
     Attorney-in-Fact

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 8 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Anaheim, State of California, on the 11th day of December, 1997.

                                          Alliance Imaging of Ohio, Inc.

                                                   /s/ Terrence M. White
                                          By: _________________________________
                                            Name: Terrence M. White
                                            Title:Senior Vice President, Chief
                                                 Financial  Officer and
                                                 Secretary

  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 8 to the Registration Statement has been signed on the 11th day of December, 1997, by the following persons in the capacities indicated:

              SIGNATURE                           TITLE

                  *                       Chairman of the
-------------------------------------      Board of Directors,
          RICHARD N. ZEHNER                President and Chief
                                           Executive Officer
                                           (Principal
                                           Executive Officer)

                  *                       Executive Vice
-------------------------------------      President, Chief
           VINCENT S. PINO                 Operating Officer
                                           and Director

        /s/ Terrence M. White             Senior Vice
-------------------------------------      President, Chief
          TERRENCE M. WHITE                Financial Officer,
                                           Secretary and
                                           Director (Principal
                                           Financial Officer)

                  *                       Controller
-------------------------------------      (Principal
         MICHAEL W. GRISMER                Accounting Officer)

        /s/ Terrence M. White
_____________________________________
  *By: Terrence M. White
     Attorney-in-Fact

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 8 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Anaheim, State of California, on the 11th day of December, 1997.

                                          Alliance Imaging of Michigan, Inc.

                                                   /s/ Terrence M. White
                                          By: _________________________________
                                            Name: Terrence M. White
                                            Title:Senior Vice President, Chief
                                                 Financial  Officer and
                                                 Secretary

  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 8 to the Registration Statement has been signed on the 11th day of December, 1997, by the following persons in the capacities indicated:

              SIGNATURE                           TITLE

                  *                       Chairman of the
-------------------------------------      Board of Directors,
          RICHARD N. ZEHNER                President and Chief
                                           Executive Officer
                                           (Principal
                                           Executive Officer)

                  *                       Executive Vice
-------------------------------------      President, Chief
           VINCENT S. PINO                 Operating Officer
                                           and Director

        /s/ Terrence M. White             Senior Vice
-------------------------------------      President, Chief
          TERRENCE M. WHITE                Financial Officer,
                                           Secretary and
                                           Director (Principal
                                           Financial Officer)

                  *                       Controller
-------------------------------------      (Principal
         MICHAEL W. GRISMER                Accounting Officer)

        /s/ Terrence M. White
_____________________________________
  *By: Terrence M. White
     Attorney-in-Fact

EXHIBIT NO.  NOTE                             EXHIBIT DESCRIPTION
-----------  ----  --------------------------------------------------------------------------
  1          (14)  Form of Underwriting Agreement.
 2.1         (10)  Agreement and Plan of Merger dated as of July 23, 1997 between Alliance and Newport Investment LLC (the "Recapitalization Merger Agreement").
 2.2         (11)  Amendment No. 1 dated as of August 13, 1997 to the Recapitalization Merger
                   Agreement.
 2.3         (11)  Amendment No. 2 dated as of October 13, 1997 to the Recapitalization
                   Merger Agreement.
 2.4         (11)  Amendment No. 3 dated as of November 10, 1997 to the Recapitalization
                   Merger Agreement.
 2.5         (11)  Guaranty Letter dated July 22, 1997, from AIF III to Alliance.
 3.1         (14)  Form of Amended and Restated Certificate of Incorporation of Alliance.
 3.2         (14)  By-Laws of Alliance, as amended.
 4.1         (14)  Form of Indenture for the    % Senior Subordinated Notes due 2005 and the
                   Senior Subordinated Floating Rate Notes due 2005 (including the Forms of
                   Notes as Exhibits A and B thereto) between the Company and IBJ Schroder
                   Bank & Trust Company, as trustee.
 4.2         (14)  Form of Guarantee of the Notes.
  5          (12)  Opinion of O'Sullivan Graev & Karabell, LLP.
 9.1          (1)  Amended and Restated Voting Trust Agreement between Donaldson, Lufkin &
                   Jenrette Capital Corporation and Meridian Trust Company dated December 29,
                   1988.
10.1         (10)  Stockholder Agreement dated as of July 23, 1997 among Newport Investment
                   LLC and the stockholders of Alliance party thereto.
10.2          (4)  Registration Rights Agreement dated as of December 31, 1994 among the
                   Registrant, the Senior Noteholders and the Senior Subordinated
                   Debentureholders.
10.3          (7)  Amended and Restated 1991 Stock Option Plan of Alliance, including forms of agreement used thereunder.
10.4          (1)  Form of Indemnification Agreement between Alliance and its directors and/or officers.
10.5          (2)  Georgia Magnetic Imaging Center, Ltd. Limited Partnership Agreement dated as of March 22, 1985.
10.6          (2)  Amendment to Georgia Magnetic Imaging Center, Ltd., Limited Partnership
                   Agreement, dated as of July 1, 1993.
10.7          (3)  Employment Agreement dated as of September 9, 1993 between Alliance and
                   Terry A. Andrues.
10.8          (3)  Employment Agreement dated as of September 9, 1993 between Alliance and
                   Jay A. Mericle.
10.9          (9)  Amended and Restated Employment Agreement dated as of May 15, 1997 between
                   Alliance and Terrence M. White.
10.10         (3)  Employment Agreement dated as of June 6, 1994 between Alliance and Neil M.
                   Cullinan.
10.11         (3)  Employment Agreement dated as of June 6, 1994 between Alliance and Cheryl
                   A. Ford.
10.12         (5)  Employment Agreement dated July 7, 1995 between Alliance and Michael W.
                   Grismer.
10.13        (14)  Employment Agreement dated as of July 23, 1997 between Alliance and
                   Richard N. Zehner.
10.14        (14)  Employment Agreement dated as of July 23, 1997 between Alliance and
                   Vincent S. Pino.
10.15        (14)  Agreement Not to Compete dated as of July 23, 1997 among Newport
                   Investment LLC, Alliance, Richard N. Zehner and Vincent S. Pino.
10.16         (9)  Amended and Restated Long-Term Executive Incentive Plan dated as of July
                   22, 1997.


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
10.17   (6) Agreement and Plan of Merger, dated as of April 16, 1996, among Alliance,
            Alliance Imaging of Pennsylvania, Inc. and Royal Medical Health Services
            Inc.
10.18   (6) Acquisition Agreement, among Alliance, A&M Trucking Inc. and each of Mark
            J. Graham and Albert F. Calfo, II, dated April 16, 1996.
10.19   (8) Stock Purchase Agreement, dated as of March 25, 1997, between Alliance and
            General Electric Company.
10.20  (14) Form of Credit Agreement.
10.21  (15) Acquisition Agreement dated as of October 17, 1997 among Medical
            Consultants Imaging Corp., Bondcat Corp., Chip-Cat Corp., Medical
            Consultants Scanning Systems,
            Inc., Alliance Imaging of Ohio, Inc., Alliance Imaging of Michigan, Inc.,
            and Alliance Imaging, Inc.
 11    (14) Statement of Computation of Per Share Earnings.
12.1   (11) Statement of Computation of Earnings to Fixed Charges.
 21    (11) List of Subsidiaries.
23.1   (14) Consent of Ernst & Young LLP.
23.3        Consent of O'Sullivan Graev & Karabell, LLP (included in Exhibit 5).
23.4   (14) Consent of industry consultants.
24.1   (14) Power of Attorney.
 25    (14) Statement of Eligibility of IBJ Schroder Bank & Trust Company.
27.1   (14) Financial Data Schedule.

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 (1) Incorporated by reference herein to the indicated exhibits filed in response to Item 16, "Exhibits" of Alliance's Registration Statement on Form S-1, No. 33-40805, initially filed on May 24, 1991.
 (2) Incorporated by reference herein to the indicated exhibits filed in response to Item 6(a), "Exhibits" of Alliance's Quarterly Report on Form 10-Q for the quarter ended September 30, 1993.
 (3) Incorporated by reference herein to the indicated exhibit filed in response to Item 6(a), "Exhibits" of Alliance's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994.
 (4) Incorporated by reference herein to Exhibit 4.5 filed in response to Item 7, "Exhibits" of Alliance's Form 8-K Current Report dated January 25, 1995.
 (5) Incorporated by reference herein to Exhibit 10.36 filed in response to
     Item 6(a), "Exhibits" of Alliance's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995.
 (6) Incorporated by reference herein to the indicated Exhibit filed in response to Item 6(a), "Exhibits" of Alliance's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.
 (7) Incorporated by reference herein to Exhibits filed with Alliance's Registration Statement on Form S-1, No. 33-40805, initially filed on May 24, 1991 and Alliance's definitive Proxy Statement with respect to its Annual Meeting of Shareholders held May 16, 1996.
 (8) Incorporated by reference herein to the indicated Exhibit in response to
     Item 14(a)(3), "Exhibits" of Alliance's Annual Report on Form 10-K for the year ending December 31, 1996.
 (9) Incorporated by reference to indicated exhibits filed in response to Item 6, "Exhibits" of Alliance's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.
(10) Incorporated by reference herein to the indicated exhibits filed in response to Item 5, "Exhibits" of Alliance's Form 8-K Current Report dated August 1, 1997.
(11) Incorporated by reference to the indicated exhibits filed in response to
     Item 21, "Exhibits" of Alliance's Registration Statement on Form S-4, No 333-33787, initially filed on August 15, 1997.
(12) Filed herewith.
(13) To be filed by amendment.
(14) Previously filed.
(15) Incorporated by reference to the indicated exhibits filed in response to
     Item 6, "Exhibits" of Alliance's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

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